SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 3 October 2006

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures:

Announcement of transactions of directors of the company or directors of major
subsidiaries of the company in securities of Sasol Limited dated 15 September 2006
to 29 September 2006

  1. 15 September 2006
  2. 26 September 2006
  3. 29 September 2006

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol by a director of a major subsidiary of the Company:

On 14 September 2006 Mr C P Buys, a director of Sasol Synfuels
(Proprietary) Limited, concluded the following transactions in Sasol
ordinary shares:

a)   2 100 ordinary Sasol shares were bought by him in terms of the Sasol
      Share Incentive Scheme for R42,30 per share for a total
      consideration of R88 830,00; and

b)   2 100 ordinary Sasol shares which were held by Mr Buys were sold at
      a price of R235,70 per share and a total consideration of R494
      970,00;

c)   2 600 ordinary Sasol shares were bought by him in terms of the Sasol
      Share Incentive Scheme for R44,45 per share for a total
      consideration of R115 570,00; and

d)   2 600 ordinary Sasol shares which were held by Mr Buys were sold at
      a price of R236,27 per share and a total consideration of R614
      302,00;

e)   1 300 ordinary Sasol shares were bought by him in terms of the Sasol
      Share Incentive Scheme for R57,50 per share for a total
      consideration of R74 750,00; and

f)   1 300 ordinary Sasol shares which were held by Mr Buys were sold at
      a price of R236,50 per share and a total consideration of R307
      450,00.

Mr Buys' interest in the shares mentioned above is a direct beneficial
interest. These transactions were cleared by an Executive Director of
the Company.

15 September 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

NOTICE OF GRANT OF SHARE OPTIONS

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce that the following directors of Sasol
Limited, the company secretary and directors of a major subsidiary, Sasol
Synfuels (Pty) Limited, were granted additional share options in terms of
the Sasol Share Incentive Scheme "the Scheme" effective
14 September 2006 at an option offer price of R 232,38 per share (being
the consideration payable by each participant for the shares). Approval
for the individual allocations was given by the Trustees of the Sasol
Share Incentive Trust on 8 September 2006. Share options not accepted
within one month will lapse.

Name	Designation	Number of option shares granted	Nature of interest
L P A Davies	Chief Executive	47 200	Direct beneficial
T S Munday	Deputy Chief Executive	33 700	Direct beneficial
J A Botha	Director of Sasol Synfuels (Pty) Limited	14 200	Direct beneficial
A de Klerk	Director of Sasol Synfuels (Pty) Limited	11 700	Direct beneficial
N L Joubert	Company Secretary	12 400	Direct beneficial
J A van der Westhuizen	Director of Sasol Synfuels (Pty) Limited	13 600	Direct beneficial
R van Rooyen	Director of Sasol Synfuels (Pty) Limited	12 400	Direct beneficial
T Bates	Director of Sasol Synfuels (Pty) Limited	8 600	Direct beneficial
C F Rademan	Director of Sasol Synfuels (Pty) Limited	8 000	Direct beneficial
M W Rose	Director of Sasol Synfuels (Pty) Limited	4 200	Direct beneficial
M Sieberhagen	Director of Sasol Synfuels (Pty) Limited	7 100	Direct beneficial

In terms of the Scheme rules one third of the options vest on the second
anniversary date of the grant, a further third on the fourth anniversary
and the final third on the sixth anniversary.

15 September 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol by a director of the Company:

On 22 September 2006 Mr P V Cox, the Chairman of Sasol Limited, concluded
the following transactions in Sasol ordinary shares:

g)   13 700 ordinary Sasol shares were bought by him in terms of the
      Sasol Share Incentive Scheme for R89,50 per share for a total
      consideration of R1 226 150; and

h)   12 300 ordinary Sasol shares were bought by him in terms of the
      Sasol Share Incentive Scheme for R111,20 per share for a total
      consideration of R1 367 760.

Mr Cox's interest in the shares mentioned above is a direct beneficial
interest. These transactions were cleared by the Chairman of the Audit
Committee of the Company.

26 September 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY THE COMPANY SECRETARY OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol by the Company Secretary of Sasol:

On 28 September 2006 Dr N L Joubert, the Company Secretary of Sasol,
concluded the following transactions in Sasol ordinary shares:

i)   6 900 ordinary Sasol shares were bought by him in terms of the Sasol
      Share Incentive Scheme for R25,10 per share for a total
      consideration of R173 190; and

j)   6 900 ordinary Sasol shares which were held by Dr Joubert were sold
      at a price of R248,33 per share and a total consideration of R1 713
      477.

Dr Joubert's interest in the shares mentioned above is a direct
beneficial interest. These transactions were cleared by the Chairman of
the Company.

29 September 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 3 October 2006

By: /s/   N L Joubert
          Name: Nereus Louis Joubert
          Title: Company Secretary